SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 1)*

ORTHODONTIX, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

68750Q 20 0

(CUSIP Number)

Robert Grossman

1221 Brickell Avenue

Miami, Florida 33131

Telephone: (305) 579-0676

(Name, address and telephone number of person authorized to receive notices and communications)

December 31, 2006

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 9,766,273 (1)(2)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 9,766,273 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,766,273 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON IN

(1)	The share amounts reflect the Reporting Persons’ holdings after a 1:10 reverse stock split, which was effective in December 2006.
(2)	Consists of 7,608,971 shares of Common Stock and vested and exercisable warrants to purchase 2,157,302 shares of Common Stock held by Frost Gamma Investments Trust, of which Phillip Frost, M.D. is the trustee. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Phillip Frost, M.D. is the sole limited partner of Frost Gamma, L.P. The general partner of Frost Gamma, L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Phillip Frost, M.D. is also the sole shareholder of Frost-Nevada Corporation.
(3)	Excludes share options covering 1,937,708 shares of Common Stock which were issued directly to Phillip Frost M.D. but are not currently exercisable within 60 days.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Frost Gamma Investments Trust IRS I.D. #46-0464745
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 9,766,273 (1)(2)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 9,766,273 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,766,273 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON OO

(1)	The share amounts reflect the Reporting Persons’ holdings after a 1:10 reverse stock split, which was effective in December 2006.
(2)	Consists of 7,608,971 shares of Common Stock and vested and exercisable warrants to purchase 2,157,302 shares of Common Stock held by Frost Gamma Investments Trust, of which Phillip Frost, M.D. is the trustee. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Phillip Frost, M.D. is the sole limited partner of Frost Gamma, L.P. The general partner of Frost Gamma, L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Phillip Frost, M.D. is also the sole shareholder of Frost-Nevada Corporation.

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the Schedule 13D (the “Original Schedule 13D”) originally filed with the Securities and Exchange Commission (the “SEC”) on November 30, 2005, by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged.

This Amendment is filed by Phillip Frost, M.D. and Frost Gamma Investments Trust (the “Gamma Trust”) (collectively, the “Reporting Persons”), with respect to the Common Stock, $.001 par value (the “Shares”) of Orthodontix, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 1428 Brickell Avenue, Suite 105, Miami, Florida, 33131. Information regarding each of the Reporting Persons is set forth below.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 is hereby amended in its entirety to read as follows:

Dr. Frost’s principal occupation is as a private investor. Dr. Frost’s principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137.

The Gamma Trust is a trust organized under the laws of the State of Florida. The trust’s principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137.

To the best knowledge of each of the Reporting Persons, neither such Reporting Person has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. Dr. Frost is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended to add the following:

The Reporting Persons acquired 7,312,428 Shares and warrants that are exercisable into an additional 2,157,302 Shares pursuant to a reverse merger transaction, (the “Merger”) completed by the Issuer on December 31, 2006, whereby the Issuer caused its wholly owned subsidiary, Protalix Acquisition Co. Ltd. to merge with and into Protalix Ltd., pursuant to which Protalix Ltd. became a wholly-owned subsidiary of the Issuer and the Reporting Persons received their Shares and warrants in exchange for their ordinary shares and warrants to purchase ordinary shares of Protalix Ltd.

ITEM 4. PURPOSE OF THE TRANSACTION.

Item 4 is hereby amended to add the following:

The Reporting Persons acquired 7,312,428 Shares and warrants that are exercisable into an additional 2,157,302 Shares pursuant to a reverse merger transaction, (the “Merger”) completed by the Issuer on December 31, 2006, whereby the Issuer caused its wholly owned subsidiary, Protalix Acquisition Co. Ltd. to merge with and into Protalix Ltd., pursuant to which Protalix Ltd. became a wholly-owned subsidiary of the Issuer and the Reporting Persons received their Shares and warrants in exchange for their ordinary shares and warrants to purchase ordinary shares of Protalix Ltd. None of the Reporting Persons have any plans or proposals that relate to or that will result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended in its entirety to read as follows:

(a)- (b) Each of the Reporting Persons is the beneficial owner of 9,766,273 shares of the Common Stock of the Issuer. This amount represents (i) 7,608,971 shares of Common Stock held by the Gamma Trust and (ii) 2,157,302 shares of Common Stock issuable upon exercise of currently exercisable warrants held by the Gamma Trust. Each of the Reporting Persons is the beneficial owner of 15.3% of the Issuer’s Common Stock. The percentage of beneficial ownership is based upon 61,781,765 shares of Common Stock outstanding as of January 9, 2007.

The securities discussed above are owned of record by Frost Gamma Investments Trust. As the sole trustee of the Gamma Trust, Dr. Frost may be deemed the beneficial owner of all shares owned by the Gamma Trust by virtue of his power to vote or direct the vote of such shares or to dispose or direct the disposition of such shares owned by such trust. Accordingly, solely for purposes of reporting beneficial ownership of such shares pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, each of the Reporting Persons will be deemed to be the beneficial owner of the shares held by any other Reporting Person. Except as described herein or in the Original Schedule 13D, neither of the Reporting Persons has engaged in any transaction involving any of the securities of the Issuer during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

In connection with the merger, the Reporting Persons entered into lock-up agreements to satisfy Israeli tax laws and contractual obligations. The lock-up agreements prohibit the Reporting Persons from, directly or indirectly, selling or otherwise transferring the shares of our common stock issued to them as a result of the merger during a period commencing upon the closing of the merger and ending on January 1, 2009. However, during such period, the Reporting Persons may, under the terms of the lock-up agreements, sell an aggregate of 10% of the Reporting Person’s original number of locked-up shares. All permitted sales of locked-up shares that may be made during such time period are cumulative.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2007	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

Dated: January 12, 2007	FROST-GAMMA INVESTMENTS TRUST

	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D. Trustee